EXHIBIT (a)(3)

                   (Letterhead of Cucos Inc.)



June 8, 2000



Dear Fellow Shareholders:

     This letter accompanies tender offer materials by Jacksonville Restaurant Acquisition Company. The Board of Directors of Cucos has reviewed the terms of the tender offer, and the Board has unanimously determined that the price of the offer is fair to our shareholders, from a financial point of view. In making this decision, the Board relied upon various factors, including the fairness opinion of Chaffe & Associates that is attached to this letter.

     Some board members intend to tender their shares, and other do not. The Board has determined unanimously that all shareholders should have the opportunity to take advantage of the tender offer. Please carefully review the tender offer materials in making your decision whether to tender your shares. Shareholders needing assistance in responding to the tender offer promptly should feel free to call Jim Osborn at (504) 835-0306 with any questions you may have.

                             Yours truly,



                             /s/Frank J. Ferrara, Jr.
                                Chairman of the Board